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                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:          August 31, 1999
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                                               ---------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              Alpha Pro Tech (APTD)
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    020772109
           --------------------------------------------------------
                                 (CUSIP Number)

                                William R. Lykken
                                 740 McHugh Ave.
                                Grafton, ND 582??
                                 (701) 352-2661
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 14, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 020772109



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     William R. Lykken   ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*

     (a) Lykken Inc. - William R. Lykken owns 100% of Lykken Inc.
     (b) William R. Lykken (IRA)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF - WC - BK
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.
--------------------------------------------------------
Number of Shares              (7) Sole Voting            My wife, Colleen Lykken
 Beneficially Owned                 Power      1,322,365 owns 47,542 shares
 by Each Reporting           --------------------------- of which 3,000 are in
 Person With                  (8) Shared Voting          Joint name, Colleen and
                                    Power          3,000 Wm. R. Lykken
                             ---------------------------
                              (9) Sole Dispositive
                                    Power      1,322,365
                             ---------------------------
                             (10) Shared Dispositive
                                    Power          3,000
--------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,325,365
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                   5.5%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN - CO - IRA
-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-I(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 1999
----------------------------------------
(Date

/s/ William R. Lykken
----------------------------------------
(Signature)

William R. Lykken
----------------------------------------
(Name/Title)


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a poer of attorney for this pupose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE U.S.C. 1001)

*  Purpose of Transaction --
   ----------------------

   For Investment purposes.

*  SEE Attached Schedule of Historic Transactions.

                        As of 1/14/99

$1.62 Net      WM R Lykken    832,365 Shares   $1,341,615.71

$2.01 Net      Lykken Inc.    231,800 Shares   $  465,775.94

$ .75 Net      IRA            258,200 Shares   $  193,699.00
                            --------------------------------
            Total Shares    1,322,365 Shares   $2,001,090.65

                                       Avg $1.51


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               As of 10/12/98

                Wm R. Lykken
                ------------

7.25  Net   2/14/92       1,500     $ 10,865.85
4.20  Net   4/22/92      88,298     $371,000.00
5.21  Net   4/28/92       5,000     $ 25,983.34
4.04  Net   2/24/93       3,800     $ 15,355.58
4.06  Net   2/24/93       1,200     $  4,872.35
4.05  Net   2/24/93       5,000     $ 20,181.06
4.01  Net   2/25/93       5,000     $ 20,016.78
2.94  Net   4/12/93     119,048     $350,000.00
1.00  Net   4/12/93       4,319     $  4,319.00
2.18  Net   6/17/93       8,500     $ 18,583.04
1.48  Net   6/08/94      50,000     $ 73,904.21
1.13  Net   2/18/94         200     $    239.50
 .75  Net   1/01/97      35,000     $ 26,250.00
 .75  Net   2/26/97     250,000     $187,500.00
 .81  Net   9/29/98      32,500     $ 26,328.00
 .835 Net   9/30/98      30,000     $ 25,053.00
 .835 Net   10/01/98     83,000     $ 69,308.00
 .835 Net   10/06/98     60,000     $ 50,103.00
 .835 Net   10/12/98     50,000     $ 41,753.00
-----------------------------------------------
                        832,365   $1,341,615.71


                             Avg $1.62

                As of 1/14/99

                 Lykken Inc
                 ----------

6.93  Net   2/20/92       5,000     $ 34,656.35
4.20  Net   4/22/92      23,800     $100,000.00
5.20  Net   4/28/92       5,000     $ 25,983.34
4.20  Net   6/30/92      20,000     $ 84,000.00
5.01  Net   10/22/92      3,000     $ 15,008.08
4.90  Net   10/22/92      2,000     $  9,795.66
5.01  Net   11/02/92      5,000     $ 25,011.67
4.09  Net   12/04/92      3,000     $ 12,255.98
4.12  Net   1/28/93       2,000     $  8,237.11
4.04  Net   2/19/93       5,000     $ 20,228.54
3.56  Net   3/01/93       2,000     $  7,104.81
3.28  Net   3/02/93       3,000     $  9,818.40
 .75  Net   11/11/93     30,000     $ 22,500.00
2.03  Net   4/04/96       5,000     $ 10,454.94
2.06  Net   4/04/96       2,000     $  4,244.06
 .90  Net   6/04/98      25,000     $ 22,503.00
 .715 Net   9/23/98      31,000     $ 22,168.00
 .52  Net   1/08/99      30,000     $ 15,603.00
 .54  Net   1/14/99      30,000     $ 16,203.00
-----------------------------------------------
                        231,800     $465,775.94


                             Avg $2.01

                        As of 12-31-98

                             IRA
                          ---------

 .75 Net      3/30/95         250,000   $187,500.00

 .95 Net      1/02/97           2,200   $  2,093.00

1.05 Net      1/15/98           2,000   $  2,103.00

 .50 Net      12/31/98          4,000   $  2,003.00
                            -----------------------
                              258,200   $193,699.00

                                       Avg $ .75